Exhibit 21.1

List of Subsidiaries of Quotient Limited

Name	Place of Incorporation

QBD (QSIP) Limited	Jersey, Channel Islands

Quotient Biodiagnostics, Inc.	Delaware, USA

Alba Bioscience Limited	Scotland

Quotient Suisse SA	Switzerland